November 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention:     Christopher Edwards

            Jordan Nimitz

            Kevin Vaugh

            Christine Wong

Re:	Bionomics Limited

Registration Statement on Form F-1

File No. 333-268314

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. and Berenberg Capital Markets LLC hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time, November 15, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By: AEGIS CAPITAL CORP.

By:	/s/ Griffin Cassagne
Name: Griffin Cassagne
Title: Executive Vice President

By:	BERENBERG CAPITAL MARKETS LLC

By:	/s/ Zachary Brantly
Name: Zachary Brantly
Title: Head of U.S. Investment Banking

By:	/s/ Mattew Rosenblatt
Name: Matthew Rosenblatt
Title: CCO & Ops Principal